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_________________________________________

Robert A. Robertson
robert.robertson@dechert.com
+1 949 442 6037  Direct
+1 949 681 8651 Fax

April 21, 2015

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C. 20549

Attention: Laura E. Hatch, Division of Investment Management

Re:	Modern Technology Fund (the “Fund”)

of Two Roads Shared Trust (the “Registrant” or “Trust”)

(File No. 333-182417; 811-22718)

Dear Ms. Hatch:

Thank you for your telephonic comments regarding the Registrant’s preliminary proxy statement relating to the Fund filed with the Commission on March 31, 2015. The Registrant has considered your comments and has authorized us to make the responses stated below on its behalf. Any changes will be reflected in a definitive proxy statement on Schedule 14A, which will be filed via EDGAR.

Q&A Section

Comment 1.	Per Item 22(c)(1)(vi) of Schedule 14A, please describe the circumstances of the termination of the Fund’s sub-advisory agreement with Merriman Wealth Advisors.

Response 1. Comment accepted. The Registrant has added disclosure as requested.

Comment 2.	The Q&A section states: “Subject to shareholder approval of the [sub-advisory agreement with Crow Point Partners, LLC (“Crow Point”)], Crow Point will contractually agree to waive a portion of its sub-advisory fee in the amount of 0.10% of the Fund’s average daily net assets until at least March 1, 2016.” Please clarify that this sub-advisory fee waiver will not impact the advisory fee payable by the Fund.

Response 2. Comment accepted. The Registrant has added disclosure as requested.

Comment 3.	With respect to what would happen if shareholders do not approve the new sub-advisory agreement, the Q&A section states: “The Fund also could be closed, which would not require shareholder approval.” If this is referring to liquidation of the Fund, please revise accordingly.

Response 3. Comment accepted. The Registrant has revised the disclosure as requested.

Proposal 1 – Approval of a New Sub-Advisory Agreement – Crow Point

Comment 4.	Per Item 22(c)(10) of Schedule 14A, if Crow Point acts as investment adviser with respect to any other fund having a similar investment objective, please identify and state the size of such other fund and the rate of Crow Point’s compensation. Also indicate for any fund identified whether Crow Point has waived, reduced, or otherwise agreed to reduce its compensation under any applicable contract.

Response 4. Crow Point does not currently act as investment adviser to any registered investment companies with similar objectives to the Fund. The Registrant has added disclosure to this effect.

Proposal 1 – Approval of a New Sub-Advisory Agreement – Description of the Agreements

Comment 5.	Per Item 22(c)(1)(i) of Schedule 14A, please state the date on which the sub-advisory agreement among the Trust, ES Capital Advisors, LLC and Merriman Wealth Advisors (the “Merriman Sub-Advisory Agreement”) was last submitted to a vote of shareholders of the Fund, including the purpose of such submission.

Response 5. Comment accepted. The Registrant has revised the disclosure as requested.

Comment 6.	Per Item 22(c)(1)(iii) of Schedule 14A, please state the aggregate amount of the sub-advisory fee payable under the Merriman Sub-Advisory Agreement and the amount and purpose of any other material payments by the Fund to Merriman Wealth Advisors, or any affiliated person of Merriman Wealth Advisors, during the last ﬁscal year of the Fund.

Response 6. Comment accepted. The Registrant has added disclosure as requested.

Comment 7.	Per Item 22(a)(3)(iv) of Schedule 14A, if approval of the sub-advisory agreement with Crow Point would, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders, please provide a table showing the current and pro forma fees (with the required examples) using the format prescribed in Form N-1A.

Response 7. The Registrant confirms that approval of the sub-advisory agreement with Crow Point will not, directly or indirectly, establish a new fee or expense or increase any existing fee or expense to be paid by the Fund or its shareholders.

General Comments

Comment 8.	Please include a proxy card in the definitive proxy statement.

Response 8. Comment accepted. The Registrant has included a proxy card.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (949) 442-6037. Thank you.

Best regards,

/s/ Robert A. Robertson

Robert A. Robertson